Media release

Roche

Roche opens ultra-modern biotechnology production centre in Basel; construction completed in just two years

- More than 170 new jobs
- A clear signal of Roche's commitment to Basel, Switzerland

At an inauguration ceremony held today, Roche opened its new biotechnology production centre in Basel. The facility will manufacture the breakthrough cancer drug Avastin, which has been shown to consistently deliver improved overall and/or progression-free survival benefit in four types of cancer, by its unique mode of action. Biopharmaceuticals such as Avastin mark a major advance in treatment for many patients, making these novel, complex drugs indispensable in modern medicine.

Basel is a key site for the Group in its strategy to produce biopharmaceuticals for the world market. In July, Roche will inaugurate a second new facility in Penzberg, Germany. These two sites will contribute significantly to the Group with supplies of Avastin and Herceptin for patients with cancer. Their completion in such a timely manner contributes to the Roche Group's position as a world leader in biotechnology.

"After completing construction in just two years, we can now begin preparing for regulatory approval and launch of commercial production of Avastin from this site" added Matthias M. Baltisberger, Basel Site Head. "Moreover, the need for highly skilled employees to staff the facility has resulted in the creation of over 170 new jobs. The new building is part of a site development scheme that includes consolidating all production facilities on the northern sector of the site".

The ceremony was attended by Federal Councillor Pascal Couchepin, Basel Cantonal Minister Barbara Schneider, the architects Herzog & de Meuron, the construction companies involved and officials from Roche.

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

Roche is currently preparing the Basel biotech facility for qualification and certification by the regulatory authorities. Delivery of the first batch of Avastin from Basel is scheduled for 2009. Until the qualification and certification processes are complete, patients will continue to be supplied with Avastin from Genentech's manufacturing facilities.

A perfect architectural fit

Designed by Herzog & de Meuron, the eight-storey building housing the new production facility reflects the importance of architectural style to Roche, established by Otto Salvisberg, and continues a long-standing commitment to responsible site development at Roche. Herzog & de Meuron's architecture has become a defining feature of the Basel site's visual identity, marking a new era in a long history of important buildings by distinguished architects, including Otto Salvisberg and Roland Rohn.

Art and architecture

Absolutely Spring, by Swiss artist Maya Vonmoos, reflects another long-standing Roche commitment, to the arts. Commissioned especially for the biotechnology production centre, the work is an ensemble of visually stimulating computer-generated films and digital paintings. Thanks to the facility's glass facade, the computer-generated films can also be viewed by passers-by and people working in the buildings opposite.

About Avastin

Avastin (bevacizumab) is the first medicine to selectively inhibit the formation of new tumour blood vessels (also called angiogenesis). Manufactured using biotechnology, it has been shown to extend the lives of patients with four common types of cancer – metastatic colorectal cancer, breast and lung cancer and advanced renal cancer. By blocking the formation of new blood vessels in tumours, Avastin slows or stops the growth and spread of cancer cells in the body. Avastin has been approved for the treatment of metastatic colorectal cancer in a number of markets, including the United States, the European Union, Switzerland and Japan. Avastin is also approved in the US for advanced non small cell lung cancer, and most recently in Europe for advanced breast cancer. A file for approval in renal cell cancer has just been submitted in Europe.

Roche biotech production facilities worldwide

The Roche Group already has the largest biotechnology production capacity of any company worldwide. In addition to Basel, the Roche Group has biopharmaceutical production facilities in Penzberg (Germany), South San Francisco (USA, Genentech), Vacaville (USA, Genentech) Oceanside (USA, Genentech), Utsunomiya (Japan, Chugai) and Ukima (Japan, Chugai).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Fact sheet: New Biotechnology Production Centre at Roche Basel: www.roche.com/comp-fsbau95.pdf
- Pictures of foundation stone-laying ceremony (available for download as of this afternoon): www.roche.com/pages/downloads/photosel/070511/

Roche Group Media Office

Phone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head R&D Communications)
- Martina Rupp
- Claudia Schmitt

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